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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2001

BakBone Software Incorporated
(Registrant's name)

10145 Pacific Heights Boulevard, Suite 900 San Diego, CA 92121
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

BakBone Software Incorporated
Date: December 7, 2001	By	/s/ Keith Rickard
Title: President and Chief Executive Officer

No securities regulatory authority has expressed an opinion about these securities and it is an offense to claim otherwise.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended. Accordingly, except pursuant to an exemption to the United States Securities Act of 1933, and to the extent permitted under the Agency Agreement, these securities may not be offered or sold within the United States and this short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution".

New Issue	December 5, 2001

FINAL SHORT FORM PROSPECTUS

BAKBONE SOFTWARE INCORPORATED

Minimum: 6,000,000 Units ($7,500,000)
Maximum: 12,000,000 Units ($15,000,000)

Price: $1.25 per Unit

   This short form prospectus (the "Prospectus") qualifies the distribution (the "Offering") of a minimum of 6,000,000 units (the "Units") of BakBone Software Incorporated ("BakBone" or the "Company") (the "Minimum Offering") and a maximum of 12,000,000 Units ("the "Maximum Offering") at a price of $1.25 per Unit to purchasers resident in the provinces of Alberta, British Columbia and Ontario (the "Selling Provinces"). Each Unit is comprised of one (1) common share in the capital of the Company ("Common Share") and one-quarter of one (1/4) Common Share purchase warrant ("Warrant"). Each whole Warrant shall entitle the holder thereof to acquire one additional Common Share at a price of $1.65 per share at any time on or prior to 4:30 p.m. (Calgary time) on that date which is 120 days from the closing of the Offering (the "Expiry Time"). Any Warrants not exercised prior to the Expiry Time will terminate as of such time and will be of no further force or effect. See "Details of Offering".

   The currently issued and outstanding Common Shares are listed on the The Toronto Stock Exchange (the "TSE") under the trading symbol "BKB". On December 4, 2001, the closing price of the Common Shares on the TSE (as reported by such exchange) was $1.26. Of the total purchase price of $1.25 per Unit, the Company will allocate $1.25 to the Common Share and $nil to the one-quarter of one Warrant constituting the Unit. The offering price of the Units and the allocation of the purchase price as between the Common Shares and Warrants constituting the Units was determined by negotiation between the Company and Golden Capital Securities Ltd. (the "Agent"). The Company has applied to list the Common Shares comprising the Units (though not the Warrants) on the TSE. Listing will be subject to the Company fulfilling all of the listing requirements of the TSE.

	Price to the Public	Agent's Commission(1)	Net Proceeds to the Company(2)

Per Unit	$1.25	$0.04375	$1.20625

Minimum Offering	$7,500,000	$262,500	$7,237,500

Maximum Offering	$15,000,000	$525,000	$14,475,000

Notes:

(1)
In addition to the commission payable to the Agent, the Company will grant to the Agent a corporate finance fee comprised of (i) $25,000 and (ii) additional consideration payable through the issuance of 250,000 non-assignable options (the "Agent's Option"), each Agent's Option entitling the Agent to acquire one (1) Common Share at a price of $1.55 per share for a period of one year from the closing of this Offering. The distribution of the Agent's Options is qualified under this prospectus. See "Plan of Distribution".

(2)
After deducting the Agent's commission but before deducting the expenses associated with this issue, which are estimated at approximately $125,000 and which will be paid from the proceeds of the Offering.

   The Agent conditionally offers the Units for sale on a "best efforts" agency basis subject to prior sale, if, as and when issued by the Company in accordance with the conditions contained in the Agency Agreement referred to under "Plan of Distribution", and subject to the approval of certain legal matters by Burnet, Duckworth & Palmer LLP, Calgary, Alberta, on behalf of the Company and by Clark, Wilson, Vancouver, British Columbia, on behalf of the Agent.

   An investment in the securities offered hereunder is speculative and involves a high degree of risk. The risk factors identified in the Revised Annual Information Form of the Company dated October 8, 2001, which is incorporated by reference herein, should be carefully reviewed and evaluated by prospective subscribers before purchasing the securities being offered hereunder. In addition to the foregoing, the Warrants will not be listed on any stock exchange and, accordingly, there is no market through which the Warrants may be sold and Purchasers may not be able to resell the Warrants purchased under this Prospectus.

   Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that definitive certificates representing the Common Shares and Warrants will be available for delivery at closing of this Offering which is expected to take place prior to the end of December, 2001, or such other date as the Company and the Agent may agree, but in any event not later than that date which is 90 days after the date of receipt for this Prospectus.

TABLE OF CONTENTS

CURRENCY EXCHANGE RATES	2
DOCUMENTS INCORPORATED BY REFERENCE	3
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	4
EXPLANATORY NOTE	4
THE COMPANY	4
RECENT DEVELOPMENTS	5
USE OF PROCEEDS	6
CONSOLIDATED CAPITALIZATION	6
DESCRIPTION OF SHARE CAPITAL	7
PLAN OF DISTRIBUTION	7
DETAILS OF THE OFFERING	8
INTEREST OF EXPERTS	9
PROMOTERS	10
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	10
RISK FACTORS	12
LEGAL MATTERS	12
AUDITORS, TRANSFER AGENT AND REGISTRAR	12
PURCHASERS' STATUTORY RIGHTS	12
CERTIFICATE OF THE COMPANY	13
CERTIFICATE OF THE PROMOTERS	13
CERTIFICATE OF THE AGENT	13

CURRENCY EXCHANGE RATES

Unless otherwise indicated, all currency amounts in this prospectus are stated in Canadian dollars.

United States Dollars

    The following reflects the rate of exchange of Canadian dollars for each one United States dollar in effect at the end of the following periods and the average rate of exchange during such periods, based on the Bank of Canada average noon spot rate of exchange:

			Year Ended April 30,			Years Ended December 31,
	As at September 30, 2001	Year Ended March 31, 2001
			2000	1999	1998	2000	1999	1998	1997	1996
Rate at end of period	1.5785	1.5774	1.4783	1.4576	1.4302	1.5002	1.4433	1.5333	1.4305	1.3706
Average rate for the period	1.5436	1.5043	1.46967	1.50838	1.40527	1.5427	1.4858	1.4831	1.3844	1.3636

    The rate of exchange of Canadian dollars for each one United States dollar as at December 4, 2001 was $1.5723.

DOCUMENTS INCORPORATED BY REFERENCE

    Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in the Provinces of Alberta, British Columbia and Ontario. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Controller of BakBone Software Incorporated at 10145 Pacific Heights Boulevard, Suite 900, San Diego, California, 92121, Telephone (858) 450-9009 and Facsimile (858) 450-9929.

    The following documents of the Company, filed with the securities commissions or similar authorities in the Provinces of Alberta, British Columbia and Ontario, are specifically incorporated by reference in and form an integral part of the Prospectus:

(a)
the Revised Annual Information Form dated October 8, 2001 for the eleven months ended March 31, 2001;

(b)
management's discussion and analysis of financial condition and results of operations for the eleven months ended March 31, 2001 compared to the year ended April 30, 2000 from page 2 through and including page 8 of the Company's Annual Report;

(c)
the consolidated annual financial statements for the eleven months ended March 31, 2001, together with the notes thereto and the report of the auditors thereon;

(d)
management's discussions and analysis of financial condition and results of operations for the six months ended September 30, 2001 compared to the five months ended September 30, 2000 from page 5 through and including page 7 of the Company's unaudited comparative consolidated financial statements for the six months ended September 30, 2001;

(e)
the unaudited comparative consolidated financial statements for the six months ended September 30, 2001;

(f)
the Information Circular—Proxy Statement dated August 9, 2001 and the Supplemental Management Proxy Circular dated September 10, 2001;

(g)
the audited financial statements of Tracer Technologies, Inc. and its subsidiary Tracer Japan, K.K. as of March 31, 2000, 1999 and 1998 included on pages E1-E11 of the final long form prospectus dated November 29, 2000 respecting the issuance by the Company of 9,726,000 Common Shares, 3,000,000 Series A warrants and 1,650,000 Series B warrants issuable upon exercise of 6,000,000 Series A special warrants, 3,000,000 Series B special warrants and 426,000 Series C special warrants; and

(h)
the material change report dated July 13, 2001 respecting the restatement of the December 31, 1999 financial statements for the Company's wholly-owned subsidiary, NetVault Limited.

    Any documents of the type referred to in the preceding paragraphs (a) through (g) (excluding confidential material change reports) filed by the Company with a securities commission or any similar authority in the Provinces of Alberta, British Columbia and Ontario subsequent to the date of the Prospectus and prior to the termination of the Offering hereunder shall be deemed to be incorporated by reference in the Prospectus.

    Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, any untrue statement of a material fact or an omission to state material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    The Prospectus, and the documents incorporated herein by reference, contain forward-looking statements which reflect management's expectations regarding the Company's future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as "anticipate", "believe", "expect", "intend" and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risk, uncertainties and assumptions. A number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the Prospectus, and the documents incorporated herein by reference, are based upon what management believes to be reasonable assumptions, the Company cannot assure prospective purchasers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of the Prospectus, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

EXPLANATORY NOTE

    All references to the "Company" or "BakBone", unless the context otherwise requires, are references to BakBone Software Incorporated, its predecessors and its subsidiaries.

THE COMPANY

General

    BakBone was originally incorporated under The Company Act (British Columbia) through the amalgamation of Canu Resources Limited and Ican Resources Ltd., carrying on business under the name "Ican Minerals Ltd.". On November 20, 1992, Ican Minerals Ltd. continued from the Province of British Columbia to the Province of Alberta and, effective December 17, 1998 changed its name to "Net Resources Inc.". Effective December 17, 1998, the Company consolidated its issued and outstanding share capital on the basis of one new Common Share for each six common shares formerly issued and outstanding. All references herein to the Company's Common Shares refers to such Common Shares after giving effect to such consolidation, unless specifically noted otherwise. By Articles of Amendment filed on March 13, 2000, the Company changed its name to "BakBone Software Incorporated".

    BakBone is an international storage management software solutions company with offices in the United Kingdom, Japan, Canada and the United States. BakBone develops and globally distributes storage management software solutions to the open systems markets, providing data protection and management solutions scalable from office to enterprise that will grow with a company's needs. BakBone's NetVault™ software products are designed to provide a robust data protection and recovery solution to meet the challenges of today's computing infrastructures. BakBone's software solutions include versatile modular design, storage area network and local area network free support and specialized on-line applications back-up. BakBone's current customers include major server original equipment manufacturers and storage centric value added resellers and distributors worldwide.

    In addition to the various risk factors set forth in the Company's Revised Annual Information Form dated October 8, 2001, which is incorporated herein by reference, management notes for subscribers that the Company relies on a combination of copyright, trademark and trade secret laws, confidentiality procedures, contractual provisions and other measures to protect our proprietary information. All of these measures afford only limited protection. These measures may be invalidated, circumvented or challenged, and others may develop technologies or processes that are similar or superior to our technology. We license some of our products under "shrink wrap" license agreements that do not require a physical signature by the end user licensee and therefore may be unenforceable under the laws of some jurisdictions. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy our products or to obtain or use information that we regard as proprietary. In addition, the copyright, trademark and patent protection utilized by BakBone is clearly limited and while the Company is afforded various common law protections in countries such as Canada and the United States, BakBone also carries on business in various jurisdictions which management believes likely do not have these same protections. Given the nature of our business, any compromise of our proprietary information or trade name may have a detrimental effect on our business revenues on a going forward basis.

    BakBone's corporate headquarters is located at 10145 Pacific Heights Boulevard, Suite 900, San Diego, California, 92121. Its registered office is located at Suite 1400, 350 - 7th Avenue S.W., Calgary, Alberta T2P 3N9.

Subsidiaries

    The Company carries on its business primarily in the United States, United Kingdom, Japan and Canada through a number of subsidiaries, under the following corporate structure. The Company holds that percentage of the votes attached to all voting securities of its subsidiaries as designated by the percentage figures set forth below. The Company does not hold, nor do there exist, any issued non-voting securities in the subsidiaries.

RECENT DEVELOPMENTS

    On May 15, 2001, the Company completed a private placement of 3,000,000 special warrants at a price of $5.00 per special warrant for an aggregate gross proceeds of $15,000,000, with each special warrant convertible into one (1) Common Share and one-half of one Common Share purchase warrant. The aggregate gross proceeds of the private placement were applied towards the expansion of BakBone's sales and marketing operations, debt reduction and general working capital.

    On September 15, 2001, all of the 3,000,000 special warrants converted into 3,000,000 Common Shares and 1,500,000 warrants, with all such warrants subsequently expiring unexercised.

USE OF PROCEEDS

    The net proceeds to the Company from the sale of the Units hereunder are estimated to be $7,112,500 in the case of the Minimum Offering and $14,350,000 in the case of the Maximum Offering, after deducting, in each case, the estimated expenses of the issue of $125,000. The Company intends to use the estimated net proceeds of the Offering to pay down a portion of an outstanding U.S. $2.5 million bank line of the Company. In this regard, the Company has committed to utilize 10% of the gross proceeds of the offering to pay down a portion of this bank line, with the balance of the proceeds to be used for general corporate purposes on a going forward basis.

CONSOLIDATED CAPITALIZATION

    There has been no material change on the share and loan capital of the Company, on a consolidated basis, since the date of the comparative financial statements for the Company's most recently completed financial year end, other than as set forth in the following table, which sets out the capitalization of the Company as at March 31, 2001, September 30, 2001 and as at October 31, 2001 both before and after giving effect to the Minimum Offering and the Maximum Offering.

	Authorized	March 31, 2001	September 30, 2001	October 31, 2001 before giving effect to the Offering	October 31, 2001 after giving effect to the Minimum Offering(1)(2)	October 31, 2001 after giving effect to the Maximum Offering(1)(2)
		(audited)	(audited)	(audited)	(audited)	(audited)
Common Shares	unlimited	$52,858,000 (41,747,922 shares)	$67,729,000 (44,760,922 shares)	$67,729,000 (44,760,922 shares)	$74,841,500 (50,760,922 shares)	$82,079,000 (56,760,922 shares)

Notes:

(1)
As at the date hereof, the Company has reserved for issuance: (i) up to 3,000,000 Common Shares to be issued on exercise of the Warrants issued in connection with the Maximum Offering; (ii) 1,659,000 Common Shares to be issued on exercise of the outstanding 1,659,000 Series B warrants, such warrants being exercisable at a price of $15.00 per share at any time on or prior to March 16, 2002; (iii) 274,492 Common Shares to be issued on exercise of the outstanding 182,995 Series B broker options, such broker options being exercisable at a price of $15.00 per share at any time on or prior to March 16, 2002; (iv) 2,609,367 Common Shares to be issued on exercise of 2,609,367 outstanding stock options at exercise prices ranging from $0.95 to $14.20 per share; and (v) 250,000 Common Shares to be issued in connection with the Agent's Option.

(2)
After effecting estimated expenses of the issue of approximately $125,000.

(3)
The Company has a U.S. $2,500,000 principal amount credit facility outstanding which is convertible into Common Shares at the Company's election, and bears interest at a rate of 10% per annum. There is no present intention to convert this credit facility into Common Shares, and the Company has agreed to pay 10% of the gross proceeds received from this Offering towards the principal amount outstanding of the credit facility.

(4)
As at September 30, 2001, the Company had a deficit of $31,712,000 US.

    As set out in the notes under the Capitalization table above, and as disclosed in the Use of Proceeds section of this Prospectus, the Company has outstanding a U.S. $2,500,000 principal amount credit facility which is convertible into Common Shares at the Company's election and bears interest at a rate of 10% per annum. The total amount owing under this credit facility was due and payable in August, 2001 and, accordingly, remains outstanding at present date. The Company has had various discussions with the bank which holds this credit facility and, at the present time, neither party wishes to effect the conversion of the credit facility into Common Shares of the Company. Accordingly, the Company has agreed with the bank to pay 10% of the gross proceeds received from this Offering (and from subsequent equity offerings over the course of the next year) in order to pay down the principal amount of the outstanding credit facility. If the Company were unable to pay down the facility in full, it would, subject to requisite regulatory and exchange approval, proceed to convert the facility into Common Shares of the Company, which could be dilutive to other shareholders given the amount owing under the facility and the current market price of the Company's Common Shares. See "Use of Proceeds".

DESCRIPTION OF SHARE CAPITAL

    The authorized share capital of BakBone consists of an unlimited number of Common Shares without nominal or par value of which 44,760,922 Common Shares were issued and outstanding as at October 31, 2001.

    The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares.

Common Shares

    The holders of Common Shares are entitled to dividends if, as, and when declared by the board of directors of the Company, to one vote per share at meetings of shareholders of the Company and, upon liquidation, to receive such assets of the Company as are distributed to the holders of the Common Shares. All of the issued and outstanding Common Shares are fully paid and non-assessable.

PLAN OF DISTRIBUTION

    Pursuant to an agency agreement dated November 23, 2001, as amended, (the "Agency Agreement") between the Company and the Agent, the Agent agreed to act as agent of the Company to solicit subscriptions for offer for sale to the public of a minimum of 6,000,000 Units and a maximum of 12,000,000 Units for sale on a "best efforts" basis in the Selling Provinces, at a price of $1.25 per Unit. Each Unit shall be comprised of one Common Share and one-quarter (1/4) of one Warrant; each whole Warrant entitling the holder thereof to acquire one Common Share upon payment of the exercise price of $1.65 per share, at anytime until the Expiry Time. Any Warrants not exercised prior to the Expiry Time will terminate as of such time and will of no further force or effect. The Units to be sold under this Offering will be subject to the terms in the Agency Agreement. The Agent will not be obligated to purchase Units in connection with the Offering. The price of $1.25 per Unit was determined by negotiation between the Company and the Agent. The Agent will be able to retain, as subagents, other registered securities dealers and/or form syndications to obtain subscriptions that have been arranged through such subagents or syndication members and, in the Agent's discretion, pay a fee as agreed between the Agent and any such subagent or syndication member. The Agent will be entitled to terminate its obligations under the Agency Agreement at its discretion on the basis of its assessment of the state of the financial markets and on the occurrence of certain stated events.

    The Agent is not a related party or connected party to the Company under applicable securities legislation.

    Pursuant to the terms of the Agency Agreement, the Agent will be paid a cash commission equal to 3.5% of the aggregate gross proceeds of the Offering. In addition, the Agent will also receive (i) a corporate finance fee of $25,000 and (ii) 250,000 Agent's Options, each Agent's Option entitling the Agent to acquire one (1) Common Share at a price of $1.55 per share for a period of one year from the closing of this Offering. The distribution of the Agent's Options is qualified under this prospectus. The Agent will also be reimbursed for all reasonable expenses incurred in connection with this Offering.

    Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that certificates representing the Common Shares and Warrants will be available for delivery at the closing of this Offering, which is expected to take place on or about January 15, 2002, or such other date as the

Company and the Agent may agree, but in any event not later than that date which is 90 days after the date of receipt for this Prospectus.

    The Company has applied to list the Common Shares distributed under this Prospectus on The Toronto Stock Exchange (the "TSE"). Listing will be subject to the Company fulfilling all of the listing requirements of the TSE.

    Neither the offer nor the sale of the Units has been nor will they be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any securities or "blue sky" laws of any of the several states in the United States. Accordingly, the Units (or any right thereto or interest therein) may not be offered for purchase or sale, sold or otherwise transferred or disposed of within the United States, except pursuant to a registration statement declared effective by the United States Securities and Exchange Commission under the U.S. Securities Act, or pursuant to an available exemption from such registration. The Agent has agreed that, except in accordance with Rule 506 of Regulation D under the U.S. Securities Act, it will not offer, sell or deliver Units within the United States.

    In addition, until 40 days after the commencement of the Offering, an offer or sale of the securities offered hereby within the United States or to or for the account or benefit of U.S. persons by any dealer, whether or not participating in the Offering, may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise then in accordance with an exemption from such requirements.

DETAILS OF THE OFFERING

Offering

    The Minimum Offering consists of 6,000,000 Units and the Maximum Offering consists of 12,000,000 Units, each Unit consisting of one (1) Common Share and one-quarter (1/4) of one Warrant to purchase a Common Share. Each whole Warrant entitles the holder thereof to acquire one (1) Common Share at a price of $1.65 per share at any time on or prior to 4:30 p.m. (Calgary time) on that date which is 120 days from the closing date of the Offering.

Description of Common Shares

    Each Common Share entitles the holder to dividends if, as and when declared by the directors, to one vote at all meetings of holders of Common Shares and to participate rateably in any distribution of the assets of the Company upon liquidation, dissolution or winding up. See "Description of Share Capital".

Description of Warrants

    Each whole Warrant entitles the holder thereof to acquire one (1) Common Share at a price of $1.65 per share at any time on or prior to 4:30 p.m. (Calgary time) on that date which is 120 days from the closing date of the Offering.

    The Warrants will be separable from the corresponding Common Shares immediately upon issuance of the Units.

    The Warrants will be issued pursuant to the terms of a warrant indenture (the "Warrant Indenture") to be dated as of the closing date of this Offering between the Company and CIBC Mellon Trust Company (the "Trustee"). The Warrant Indenture will contain provisions to the effect that in the event of any subdivision, consolidation, change, reclassification or alteration of the Common Shares or in the event of the consolidation, amalgamation or merger of the Company with another corporation, a proportionate adjustment or change will be made in the number and kind of securities issuable on the exercise of the Warrants.

    The Warrant Indenture will also provide that the exercise price per Common Share is subject to adjustment in certain events including:

(a)
the subdivision or consolidation of the Common Shares or the issue of Common Shares to all or substantially all of the holders of Common Shares by way of a stock dividend, other than an issue of Common Shares to such holders as a "dividend paid in the ordinary course" (as defined in the Warrant Certificate);

(b)
the issue of rights, options or warrants to all or substantially all the holders of Common Shares entitling them within a period of no longer than 45 days after such date of issue to acquire Common Shares at less than 90% of the "current market price" (as defined in the Warrant Indenture) of the Common Shares or securities convertible into Common Shares where the conversion price at the date of issue of such convertible securities is less than 90% of the "current market price" of the Common Shares; and

(c)
the distribution to all or substantially all of the holders of Common Shares or of shares of any other class or of rights, options, or warrants (other than those referred to above) or of evidences of indebtedness or of assets, excluding "dividends paid in the ordinary course of business" (as defined in the Warrant Indenture).

    No adjustment in the exercise price of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price of the Warrants by at least one percent (1%).

    "Current market price" will be defined in the Warrant Indenture to mean at any date the weighted average closing price per Common Share for the 20 trading days ending not more than five trading days before such date on the principal stock exchange on which the Common Shares are then listed.

    The Company will also covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give notice to the Warrantholders of any of the events listed in paragraphs (a)-(c) above at least 10 days prior to the record date or the effective date, as the case may be, of such event.

    To the extent that the holder of a Warrant would otherwise be entitled to purchase a fraction of a Common Share, such right may be exercised only in combination with other rights which, in the aggregate, entitle the holder to purchase a whole number of Common Shares. No adjustments as to dividends will be made upon any exercise of Warrants. Holders of Warrants do not have any voting or pre-emptive rights or any other rights as shareholders of the Company.

    Reference is made to the Warrant Indenture for the full extent of the attributes of the Warrants. A copy of the Warrant Indenture (in draft form prior to closing) will be available for examination at the registered office of the Company, located at Suite 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9, during the period of distribution and for a period of 30 days thereafter.

INTEREST OF EXPERTS

    Certain legal matters relating to this Offering will be passed upon by Burnet, Duckworth & Palmer LLP, Calgary, Alberta, on behalf of the Company, and by Clark, Wilson, Vancouver, British Columbia, on behalf of the Agent. No person or company whose profession or business gives authority to a statement made by such person or company and who is named in this Prospectus or in a document that is specifically incorporated by reference into this Prospectus as having prepared or certified a part of this Prospectus, or a report or valuation described in this Prospectus or in a document specifically incorporated by reference into this Prospectus, has received or shall receive a direct or indirect interest in the property of the Company or any associate or affiliate of the Company. As at the date hereof, the aforementioned persons and companies beneficially own, directly or indirectly, less than 1% of the securities of the Company and its associates and affiliates. In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or any associates or affiliates of the Company, except for J.G. (Jeff) Lawson, a director of the Company, who is a partner at Burnet, Duckworth & Palmer LLP, which law firm renders legal services to the Company.

PROMOTERS

    Archie Nesbitt and Keith Rickard may be considered to be promoters of the Company under applicable securities laws by reason of having taken the initiative in reorganizing the business and enterprise of the Company. Except as set forth elsewhere in this short form prospectus and the documents incorporated by reference herein, Messrs. Nesbitt and Rickard have not received, and it is not presently intended that they shall receive, directly or indirectly from the Company or from a subsidiary of the Company, anything of value, including money, property, contracts, options or rights of any kind. In addition, the Company and its subsidiaries have not acquired any assets during the two years prior to the date hereof, and is not presently intended that the Company and its subsidiaries will acquire any assets, from either of Messrs. Nesbitt or Rickard.

    Mr. Nesbitt, who is currently a director of the Company, beneficially owns, directly or indirectly, or exercises control over 885,967 Common Shares.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

    In the opinion of Burnet, Duckworth and Palmer LLP, counsel to the Company, the following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to an investment in the securities comprising the Units. This summary is based upon the current provisions of the Income Tax Act (Canada) ("Tax Act"), the regulations thereunder (the "Regulations"), counsel's understanding of the prevailing published administrative views of the Canada Customs and Revenue Agency ("CCRA") and all specific proposals to amend the Tax Act and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Proposals"), although there is no certainty that such Proposals will be enacted in the form proposed, if at all. This summary does not otherwise take into account any changes in law, whether by legislative, governmental or judicial action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations.

    This summary is applicable to holders who, for the purposes of the Tax Act, are residents of Canada, will hold their Common Shares and Warrants as capital property, deal at arm's length with the Company and do not use or hold, and are not deemed to use or hold, their Common Shares and Warrants in, or in the course of, carrying on a business in Canada ("holders"). This summary does not apply to holders which are "financial institutions" within the meaning of the "mark-to-market" rules contained in the Tax Act or an entity, an investment in which would constitute a "tax shelter" for the purposes of the Tax Act.

    This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder. Accordingly, holders are urged to consult their own tax advisors with respect to their own particular circumstances.

Allocation of Purchase Price

    For the purposes of the Tax Act, the purchase price of each Unit must be allocated, on a reasonable basis, between the Common Share and the Warrant in order to determine their respective cost to the holder. The CCRA's administrative position is that the allocation made by the Company and the holders of the Units must be the same. Of the total price of $1.25 per Unit, the Company will allocate the full amount of $1.25 to the Common Share and nil to the Warrant. However, this allocation is not binding upon the CCRA or the holder of a Unit.

    The portion of the purchase price of each Unit allocated to the Common Share and to each Warrant will become the holder's cost of the Common Share and Warrant for income tax purposes. The cost of Common Shares and Warrants acquired pursuant to this Offering must be averaged with the cost of all other Common Shares and Warrants, respectively, held by the holder as capital property to determine the adjusted cost base of all such securities to the holder.

Exercise or Disposition of Warrants

    No gain or loss will be realized by a holder upon the exercise of Warrants to acquire Common Shares. For the purposes of the Tax Act, when Warrants are exercised to acquire Common Shares, the holder's adjusted cost base of the Common Shares acquired thereby will (subject to averaging) be the aggregate of the holder's adjusted cost base of the Warrants and the exercise price paid on the exercise of the Warrants. A disposition of a Warrant (other than on the exercise of such Warrant to acquire a Common Share) will generally result in the holder realizing a capital gain (or a capital loss) in the taxation year of disposition equal to the amount by which the proceeds of disposition, net of reasonable disposition costs, exceed (are exceeded by) the holder's adjusted cost base of the Warrants. The taxation of capital gains or capital losses is described below.

Expiry of Warrants

    The expiry of an unexercised Warrant will generally result in a capital loss to the holder equal to the adjusted cost base of the Warrant immediately prior to the expiry.

Disposition of Common Shares

    In general, a disposition, or a deemed disposition, of a Common Share other than to the Company, will result in a holder realizing a capital gain (or a capital loss) in the taxation year of the disposition equal to the amount by which the proceeds of disposition of the Common Share, net of reasonable disposition costs, exceed (are exceeded by) the holder's adjusted cost base of the Common Share.

Taxation of Capital Gains or Capital Losses

    Generally, one-half of a capital gain will be included in a holder's income as a taxable capital gain, and one-half of a capital loss may be deducted from the holder's taxable capital gains for the year of the disposition, the three preceding taxation years or any future taxation year, subject to the limitations contained in the Tax Act.

    A holder that is a Canadian-controlled private corporation (as defined in the Tax Act) will be liable to pay a refundable tax of 6 2/3 per cent determined by reference to its aggregate investment income which is defined in the Tax Act to include an amount in respect of taxable capital gains.

Dividends

    Although it is not anticipated that any dividends will be paid on the Common Shares in the immediate future, if such dividends are paid or deemed to be paid, a holder who is an individual will be required to include in his or her income the amount of dividends received or deemed to be received on the Common Shares as well as a "gross-up" amount equal to one-quarter of the amount of such dividends, but will also be entitled to a dividend tax credit equal to two-thirds of the gross-up amount.

Dividends received or deemed to be received by a holder of Common Shares that is a corporation will be included in computing the holder's net income and will generally be deductible in computing its taxable income. A holder which is a private corporation (as defined in the Tax Act) may be liable for a refundable 33 "% tax on certain dividends received or deemed to have been received.

Alternative Minimum Tax

    Under the Tax Act, an alternative minimum tax is payable by an individual and most trusts equal to the amount by which the minimum tax exceeds tax otherwise payable. In calculating adjusted taxable income for the purpose of determining the minimum tax, certain deductions and credits otherwise available are disallowed and certain amounts not otherwise included (such as the non-taxable portion of net capital gains) are included. While the gross-up portion of dividends is not included in the minimum tax base, no deduction is allowed in respect of the dividend tax credit. In computing adjusted taxable income for minimum tax purposes, a $40,000 exemption is provided where the taxpayer is an individual or a testamentary trust. The federal rate of minimum tax will be a flat 16%. Whether and to what extent the tax liability of a particular holder will be increased by the minimum tax will depend upon the amount of his or her income, the sources from which it is derived and the nature and amounts of any deductions claimed. Any additional tax payable for a year is recoverable to the extent that tax otherwise determined exceeds the minimum tax for any of the following seven years.

RISK FACTORS

    Investors should carefully consider the risks described under the heading "Business Risks" at pages 16 through 23, inclusive, of the Company's Revised Annual Information Form dated October 8, 2001.

LEGAL MATTERS

    There are no outstanding legal proceedings material to the Company to which the Company is a party or in respect of which any of its assets are subject, nor are there any such proceedings known to be contemplated.

AUDITORS, TRANSFER AGENT AND REGISTRAR

    The auditors of the Company are KPMG LLP. The registrar and transfer agent for the Common Shares is CIBC Mellon Trust Company at its principal offices in the cities of Calgary and Toronto. CIBC Mellon Trust Company will also be appointed the registrar and transfer agent for the Warrants at its principal office in the City of Calgary, Alberta.

PURCHASERS' STATUTORY RIGHTS

    Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

CERTIFICATE OF THE COMPANY

Dated: December 5, 2001

    This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Alberta, British Columbia and Ontario.

/s/ KEITH RICKARD Keith Rickard Chief Executive Officer	/s/ HARRY BRAYNE Harry Brayne Chief Financial Officer
On behalf of the Board of Directors
/s/ J.G. (JEFF) LAWSON J.G. (Jeff) Lawson Director	/s/ ARCHIE J. NESBITT Archie J. Nesbitt Director

CERTIFICATE OF THE PROMOTERS

Dated: December 5, 2001

    This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Alberta, British Columbia and Ontario.

/s/ ARCHIE J. NESBITT Archie J. Nesbitt	/s/ KEITH RICKARD Keith Rickard

CERTIFICATE OF THE AGENT

Dated: December 5, 2001

    To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Alberta, British Columbia and Ontario.

GOLDEN CAPITAL SECURITIES LTD.
/s/ TONY CHAN Tony Chan

December 5, 2001

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Dear Sirs:

Re: BakBone Software Incorporated ("BakBone")

We are the auditors of BakBone and under date of June 22, 2001, we reported on the following consolidated financial statements of BakBone Incorporated by reference in the Final Short Form Prospectus of BakBone dated December 5, 2001 relating to the sale and issue of up to 12,000,000 Units at a price of $1.25 per Unit (the "Prospectus"):

  Consolidated balance sheets as of March 31, 2001 and April 30, 2000; and

  Consolidated statements of operations and accumulated deficit and cash flows for the eleven months ended March 31, 2001 and for the year ended April 30, 2000.

The Prospectus also includes, through incorporation, the following unaudited interim consolidated financial statements of BakBone:

  Consolidated balance sheet as of September 30, 2001; and

  Consolidated statements of operations and accumulated deficit and cash flows for the three and six months ended September 30, 2001 and the three and five months ended September 30, 2000.

We have not audited any financial statements of BakBone as of any date or for any period subsequent to March 31, 2001. Although we have performed an audit of BakBone for the eleven months ended March 31, 2001, the purpose and therefore the scope of the audit was to enable us to express our opinion on the consolidated financial statements as at March 31, 2001 and for the eleven months then ended, but not on the financial statements for any interim period within that year or subsequent to that year. Therefore, we are unable to and do not express an opinion on the above-mentioned unaudited interim consolidated financial statements, or on the financial position, results of operations or cash flows of BakBone as of any date or for any period subsequent to March 31, 2001.

We have, however, performed a review of the unaudited interim consolidated financial statements of BakBone as of and for the three and six months ended September 30, 2001 and the three and five months ended September 30, 2000. We performed our reviews in accordance with Canadian generally accepted auditing standards for a review of interim financial statements by an entity's auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making inquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our reviews, we are not aware of any material modification that needs to be made for these unaudited interim financial statements to be in accordance with Canadian generally accepted accounting principles.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

/s/ KPMG LLP

San Diego, California
December 5, 2001

December 5, 2001

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Dear Sirs:

Re: BakBone Software Incorporated ("BakBone")

We refer to the Final Short Form Prospectus of BakBone dated December 5, 2001 relating to the sale and issue of up to 12,000,000 Units at a price of $1.25 per Unit (the "Prospectus").

We consent to the use, through incorporation by reference in the above-mentioned Prospectus, of our report dated June 22, 2001 to the Directors and Shareholders of BakBone on the following financial statements:

  Consolidated balance sheets as of March 31, 2001 and April 30, 2000; and

  Consolidated statements of operations and accumulated deficit and cash flows for the eleven months ended March 31, 2001 and for the year ended April 30, 2000.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the consolidated financial statements upon which we have reported or that is within our knowledge as a result of our audits of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

/s/ KPMG LLP

San Diego, California
December 5, 2001

December 5, 2001

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Dear Sirs:

Re: BakBone Software Incorporated ("BakBone")

We refer to the Final Short Form Prospectus of BakBone dated December 5, 2001 relating to the sale and issue of up to 12,000,000 Units at a price of $1.25 per Unit (the "Prospectus").

We consent to the use, through incorporation by reference in the above-mentioned Prospectus, of our report dated July 1, 2000, on the consolidated balance sheets of Tracer Technologies, Inc. and subsidiary as of March 31, 2000, 1999 and 1998, and the related consolidated statements of income and retained earnings, changes in stockholders' equity and cash flows for the three years then ended.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the financial statements upon which we have reported or that is within our knowledge as a result of our audits of Tracer Technologies, Inc. and subsidiary.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

/s/ Gold, Lewis & Adolf

Rockville, Maryland
December 5, 2001

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SIGNATURES
TABLE OF CONTENTS
CURRENCY EXCHANGE RATES Unless otherwise indicated, all currency amounts in this prospectus are stated in Canadian dollars.
DOCUMENTS INCORPORATED BY REFERENCE
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
EXPLANATORY NOTE
THE COMPANY
RECENT DEVELOPMENTS
USE OF PROCEEDS
CONSOLIDATED CAPITALIZATION
DESCRIPTION OF SHARE CAPITAL
PLAN OF DISTRIBUTION
DETAILS OF THE OFFERING
INTEREST OF EXPERTS
PROMOTERS
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
RISK FACTORS
LEGAL MATTERS
AUDITORS, TRANSFER AGENT AND REGISTRAR
PURCHASERS' STATUTORY RIGHTS
CERTIFICATE OF THE COMPANY
CERTIFICATE OF THE PROMOTERS
CERTIFICATE OF THE AGENT